Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Fiscal		Six Months
	Year Ended		Ended				Years Ended
	June 30,		December 31,				December 31,
	2005		2005		2006		2007		2008		2009

EARNINGS:
Income (loss) before income tax expense	$89,425		$81,617		$(72,722)		$118,980		$42,406		$135,590
Add: Fixed charges	12,092		6,084		12,133		11,839		9,546		6,694

Earnings as defined	$101,517		$87,701		$(60,589)		$130,819		$51,952		$142,284

FIXED CHARGES:
Interest expense	$8,488		$4,253		$8,488		$8,495		$6,008		$4,228
Amortization of deferred financing fees	2,152		1,080		2,152		1,523		666		—

Interest expense as reported	10,640		5,333		10,640		10,018		6,674		4,228
Portion of rent expense as interest	1,452		751		1,493		1,821		2,872		2,466

Fixed charges as defined	$12,092		$6,084		$12,133		$11,839		$9,546		$6,694

Ratio of earnings to fixed charges	8.4	x	14.4	x	(5.0)	x	11.1	x	5.4	x	21.3	x
     For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.